FORM 11-K
                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, DC  20549

                                   ANNUAL REPORT

        PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             THE FIRST FINANCIAL HOLDINGS, INC. SHARING THRIFT PLAN


   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

      First Financial Holdings, Inc.
      34 Broad Street
      Charleston, SC  29401

   THE PLAN IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"). IN ACCORDANCE WITH ITEM NO. 4 OF REQUIRED INFORMATION, THE PLAN FINANCIAL STATEMENTS AND SCHEDULES ATTACHED HERETO WERE PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.

                            FIRST FINANCIAL HOLDINGS,
                                      INC.
                               SHARING THRIFT PLAN

                              FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 and 1997

                                    CONTENTS

                                                                      Page(s)

   Report of Independent Auditors                                         1

   Financial Statements for 1998 and 1997:
      Statements of Net Assets Available for Benefits, With Fund          2
      Information

      Statements of Changes in Net Assets Available for Benefits,       3-4
      With Fund Information

      Notes to Financial Statements                                    5-11

   Schedules Supporting 1998 Financial Statements:

      Schedule I - Assets Held for Investment Purposes - Item 27a        12

      Schedule II - Summary of Reportable Transactions - Item 27d        13

   Signature                                                             14

   Consent of Independent Auditors                                       15

   REPORT OF INDEPENDENT AUDITORS


   The Plan Trustees
   First Financial Holdings, Inc. Sharing Thrift Plan

   We have audited the accompanying statements of net assets available for benefits, with fund information, of First Financial Holdings, Inc. Sharing Thrift Plan (the "Plan") as of December 31, 1998 and 1997 and the related statements of changes in net assets available for benefits, with fund information, for the years then ended. These financial statements are the responsibility of the Trustees of the Plan. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits, with fund information, of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits, with fund information, for the years then ended in conformity with generally accepted accounting principles.

   Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Trustees of the Plan. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

   /s/ MCLAIN, MOISE & ASSOCIATES, PC

   June 25, 1999

                                                FIRST FINANCIAL HOLDINGS, INC.
                                                     SHARING THRIFT PLAN

                            Statements of Net Assets Available for Benefits, With Fund Information
                                                  December 31, 1998 and 1997


                                                      December 31, 1998
                                      Balanced     Fixed                     Growth
                                       Equity     Income        Stock        Equity       Bond         Loan
                                        Fund        Fund         Fund         Fund        Fund         Fund        Total
   Assets:

      Investments, at fair value    $ 8,790,518 $ 3,003,925  $15,787,444  $ 5,049,409 $   324,429  $      -     $32,955,725
      Employer contributions
         receivable                      77,099      30,524      251,980       81,881       7,838         -         449,322
      Loans receivable from
         participants                      -           -            -            -           -         430,887      430,887

   Net assets available for
      benefits                      $ 8,867,617 $ 3,034,449  $16,039,424  $ 5,131,290 $   332,267  $   430,887  $33,835,934



                                                      December 31, 1997
                                      Balanced     Fixed                     Growth
                                       Equity     Income        Stock        Equity       Bond         Loan
                                        Fund        Fund         Fund         Fund        Fund         Fund        Total
   Assets:
      Investments, at fair value    $ 7,541,278 $ 3,269,673  $21,102,703  $ 4,349,696 $   301,845  $      -     $36,565,195
      Employer contributions
         receivable                      75,547      33,896      222,854       74,102       8,302         -         414,701
      Loans receivable from
         participants                      -           -            -            -           -         254,140      254,140

   Net assets available for
      benefits                      $ 7,616,825 $ 3,303,569  $21,325,557  $ 4,423,798 $   310,147  $   254,140  $37,234,036



   See accompanying notes to financial statements.

                                                 FIRST FINANCIAL HOLDINGS, INC.
                                                       SHARING THRIFT PLAN

                        Statement of Changes in Net Assets Available for Benefits, With Fund Information

                                                  Year Ended December 31, 1998
                                       Balanced       Fixed                   Growth
                                        Equity       Income       Stock       Equity        Bond         Loan
                                         Fund         Fund        Fund         Fund         Fund         Fund        Total
   Additions to net assets
      attributable to:
        Investment income:
          Net appreciation
            (depreciation) in fair
            value of investments     $   985,243  $      -    $(6,046,621) $   (66,312) $     2,908  $      -    $(5,124,782)
          Interest                          -         174,271       6,023         -          18,714       48,828     247,836
          Dividends                      271,650         -        349,942       51,663         -            -        673,255
            Total investment
              income (loss)            1,256,893      174,271  (5,690,656)     (14,649)      21,622       48,828  (4,203,691)

        Contributions:
          Participants                   404,662      147,640     286,304      420,786       26,042         -      1,285,434
          Cafeteria credits                 -          55,796        -            -            -            -         55,796
          Employer match                    -            -        719,281         -            -            -        719,281
          Employer profit sharing        294,323      126,141     220,270      318,133       29,869         -        988,736
            Total contributions          698,985      329,577   1,225,855      738,919       55,911         -      3,049,247
              Total additions          1,955,878      503,848  (4,464,801)     724,270       77,533       48,828  (1,154,444)

   Deductions from net assets
      attributable to:
        Benefits and withdrawals
          paid to participants           560,331      434,426     983,549      256,978       29,545         -      2,264,829
        Administrative fees               20,744        7,996      33,903       12,667          802         -         76,112
              Total deductions           581,075      442,422   1,017,452      269,645       30,347         -      2,340,941

   Net increase (decrease) before
     transfers                         1,374,803       61,426  (5,482,253)     454,625       47,186       48,828  (3,495,385)

   Transfers:
     Rollover contributions               20,693         -         63,523       11,020        2,047         -         97,283
     Interfund transfers                (144,704)    (330,546)    132,597      241,847      (27,113)     127,919      -
              Total transfers           (124,011)    (330,546)    196,120      252,867      (25,066)     127,919      97,283

   Net increase (decrease)             1,250,792     (269,120) (5,286,133)     707,492       22,120      176,747  (3,398,102)

   Net assets available for benefits:
     Beginning of year                 7,616,825    3,303,569  21,325,557    4,423,798      310,147      254,140 $37,234,036
     End of year                     $ 8,867,617  $ 3,034,449 $16,039,424  $ 5,131,290  $   332,267  $   430,887 $33,835,934

   See accompanying notes to financial statements.

                                                   FIRST FINANCIAL HOLDINGS, INC.
                                                        SHARING THRIFT PLAN

                          Statement of Changes in Net Assets Available for Benefits, With Fund Information

                                                    Year Ended December 31, 1997
                                          Balanced       Fixed                   Growth
                                           Equity       Income        Stock      Equity        Bond         Loan
                                            Fund         Fund         Fund        Fund         Fund         Fund         Total
   Additions to net assets
      attributable to:
        Investment income:
          Net appreciation in fair
            value of investments        $ 1,083,850  $      -     $11,839,631 $   640,073  $     2,905  $      -     $13,566,459
          Interest                             -         188,681        5,533        -          20,746       26,717      241,677
          Dividends                         242,007         -         284,457      32,983         -            -         559,447
            Total investment income       1,325,857      188,681   12,129,621     673,056       23,651       26,717   14,367,583

        Contributions :

          Participants                      387,501      163,381      208,847     330,816       28,188         -       1,118,733
          Cafeteria credits                    -          47,044         -           -            -            -          47,044
          Employer match                       -            -         582,831        -            -            -         582,831
          Employer profit sharing           267,480      134,268      145,602     238,579       31,607         -         817,536
            Total contributions             654,981      344,693      937,280     569,395       59,795         -       2,566,144
              Total additions             1,980,838      533,374   13,066,901   1,242,451       83,446       26,717   16,933,727

   Deductions from net assets
      attributable to:
        Benefits and withdrawals paid
          to participants                   226,158      226,790      423,151     149,039        7,872         -       1,033,010
        Administrative fees                  19,513       10,090       11,616      10,899          858         -          52,976
              Total deductions              245,671      236,880      434,767     159,938        8,730         -       1,085,986
   Net increase before transfers          1,735,167      296,494   12,632,134   1,082,513       74,716       26,717   15,847,741

   Transfers:
     Rollover contributions                   2,064         -           1,022          12        2,048         -           5,146
     Interfund transfers                     77,351     (383,271)     192,971     209,865     (100,173)       3,257         -
              Total transfers                79,415     (383,271)     193,993     209,877      (98,125)       3,257        5,146

   Net increase (decrease)                1,814,582      (86,777)  12,826,127   1,292,390      (23,409)      29,974   15,852,887

   Net assets available for benefits:
     Beginning of year                    5,802,243    3,390,346    8,499,430   3,131,408      333,556      224,166   21,381,149
     End of year                        $ 7,616,825  $ 3,303,569  $21,325,557 $ 4,423,798  $   310,147  $   254,140  $37,234,036

   See accompanying notes to financial statements.

                              FIRST FINANCIAL HOLDINGS, INC.
                                   SHARING THRIFT PLAN
                              Notes to Financial Statements
                          Years Ended December 31, 1998 and 1997
    1.  Description of Plan

       The following description of First Financial Holdings, Inc. (the "Company") Sharing Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Company is the holding company for First Federal Savings and Loan Association of Charleston, South Carolina and subsidiaries (First Federal) and Peoples Federal Savings and Loan Association in Conway, South Carolina and subsidiaries (Peoples Federal) (together the "Thrifts").
       The Plan is administered by a Committee of Trustees appointed by the Company s Board of Directors. The Committee contracts with an outside service organization for certain participant account record-keeping and administrative services.

       A.  General
           The Plan is a defined contribution plan consisting of both a tax-deferred 401(k) program and a tax-deferred profit sharing program. The Plan covers all eligible hourly and salaried employees of the Company and its subsidiaries. Employees who have completed six months of service and who are expected to complete a year of service are eligible to make tax-deferred contributions. Employees, 21 years of age and older, who have completed a year of service in which they worked at least 1,000 hours are eligible to receive profit sharing contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       B.  Contributions
           The Plan permits eligible participants to contribute a maximum of 15% of their annual compensation (as defined and not to exceed limitations prescribed by law).

           The Company matches part or all of the participant s tax-deferred contributions up to 5% of the participant's base compensation, and makes a profit sharing contribution up to 6% of the participant's base compensation. Company contributions are made quarterly. The percentage for the Company's matching and profit sharing contributions is determined for each of the Thrifts based on the individual Thrift's annualized return on equity as of the beginning of the quarter as follows:
                                                          Match and
                                                        Profit Sharing
               Return on Equity                          Percentages

               Less than 4%                                    0%
               4% to less than 8%                             25%
               8% to less than 12%                            50%
               12% to less than 16%                           75%
               16% or more                                   100%


           The Plan currently provides that regardless of the return on equity, each eligible employee will receive a profit sharing contribution equal to at least 1% of their base compensation on an annual basis. However, profit sharing contributions can be changed in amount or suspended at any time.

       C.  Participant Accounts
           Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are in addition to Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       D.  Vesting
           The participant contributions and Company-match contributions are immediately vested. The participants vest in the profit sharing contributions at 10% per year for the first four years and at 20% per year thereafter, until fully vested at seven years, or upon their earlier death, disability or retirement at age 65 or older.

       E.  Investment Options
           Upon enrollment in the Plan, participating employees may elect for their contributions and allocated employer profit sharing contributions to be invested in any of five investment funds as follows:

           Participant-directed funds:

           - The Balanced Equity Fund is a managed mutual fund invested in a combination of equity, debt and money market issues. During 1997 the Balanced Equity Fund represented interests in the Fidelity Puritan Fund. During 1998, five Fidelity Freedom Funds were also included in the Balanced Equity Fund.

           - The Fixed Income Fund consists of investments in certificates of deposit and/or interest-bearing deposit accounts of the Thrifts.

           -  The Stock Fund invests in common stock of First Financial
              Holdings, Inc.   Investments in the Stock Fund are generally not
              available for transfer to other investment options. Effective July 1, 1997 any participant, who had attained 10 years of service and 50 years of age, may make a one-time transfer of amounts held in their Stock Fund to other investment funds options. In the event of this transfer, a twelve month waiting period applies for further investments in the Stock Fund.

           - The Growth Equity Fund is an unsegregated diversified managed balanced fund that seeks to provide long-term growth of capital. During 1998 and 1997 the Growth Equity Fund was invested in the Fidelity Value Fund.

           - The Bond Fund is an unsegregated diversified managed fixed income fund that invests primarily in investment grade bonds and seeks to provide a high level of current income consistent with the maintenance of principal and liquidity. During 1998 and 1997 the Bond Fund was invested in the Fidelity Intermediate Bond Fund.

           During 1998 and 1997, participants could change their investment options quarterly.

           Nonparticipant-directed funds: The Company's matching contributions are invested in common stock of First Financial Holdings, Inc.

           Information is not available to report all changes in the Stock Fund separately for participant-directed and nonparticipant directed amounts. As of December 31, 1998, 70% of the investments in the Stock Fund had been funded by employer contributions.

       F.  Loans Receivable from Participants
           Participants may borrow from the Plan after one year of participation. A participant must borrow at least $2,500 with the maximum amount being the lesser of (1) $50,000 less any outstanding balance on Plan loans over the last 12 months, or (2) the greater of $10,000 or one-half of the participant's Plan account balance. Generally, Plan loans are limited to one-half of the Participant's Plan account balance. In addition, the amounts invested in the Stock Fund are not available for borrowing.

       G.  Benefits and Withdrawals
           On termination of service due to death, disability or retirement, a participant will receive the value of the participant's vested interest in his or her account. A participant is no longer eligible to participate in the Plan after retirement or termination.

           A participant may also receive a hardship withdrawal upon meeting certain immediate financial need requirements and receiving approval of the Plan's Trustees. Funds derived from matching and profit sharing contributions are not available for hardship withdrawals.

   2.  Summary of Accounting Policies

       A.  Basis of Accounting
           The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       B.  Investment Valuation and Income Recognition
           The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The First Financial Holdings, Inc. stock in the Stock Fund is valued at the average of the bid and asked quoted market price. Loans receivable from participants are valued at cost which approximates fair value.

           Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       C.  Payment of Benefits and Withdrawals
           Benefits are recorded when paid. Vested account balances attributable to terminated employees at December 31, 1998 and 1997, which were paid in the subsequent year, were $3,057,000 and $400,000, respectively. Certain of these amounts represent benefit claims that had been processed and approved for payment prior to year end, but were disbursed in 1999 subsequent to allocating the fourth quarter employer profit sharing and matching contribution.

           Amounts allocated to withdrawing participants may be recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

   3.  Investments

       Plan assets are held in a trust established pursuant to an agreement between the Company and the Trustees, who are officers of the Company or Thrifts. The Trustees direct the investment activities of the trust and have full discretionary authority for the purchase and sale of investments, subject to the participants' investment elections and certain other specified limitations. The fair values of the investments of the trust at December 31, 1998 and 1997, were as follows:
                                                    1998            1997
         Cash demand deposits held by:
            First Financial Holdings, Inc.     $     112,302   $      90,758

         Mutual Funds:
            Fidelity Puritan Fund                  8,604,513       7,541,278
            Fidelity Intermediate Bond Fund          324,429         301,845
            Fidelity Value Fund                    5,049,409       4,349,696
            Fidelity Freedom Fund                        766            -
            Fidelity Freedom 2000                        959            -
            Fidelity Freedom 2010                     14,663            -
            Fidelity Freedom 2020                     81,661            -
            Fidelity Freedom 2030                     87,956            -

         Certificates of deposit accounts:
            First Federal or Peoples Federal       2,938,776       3,178,915

         Equity securities:
            First Financial Holdings, Inc.,
               common stock                       15,740,291      21,102,703

                  Total investments            $  32,955,725   $  36,565,195


       Certificates of deposit at December 31, 1998 consisted of amounts on deposit with the Thrifts with interest rates ranging from 4.5% to 8.35%, with original maturities of fourteen months to five years. During 1998 and 1997, the Plan's mutual funds appreciated in value in the amounts of $921,839 and $1,726,828, respectively. During 1998 and 1997, the Plan's stock fund appreciated (depreciated) in value in the amounts of $(6,046,621) and $11,839,631, respectively. These amounts represent the total of the net realized gains or losses from investment transactions and the net unrealized appreciation or depreciation of investments. The method used in calculating realized gains and losses is based on average net cost.

       The investments of the Stock Fund on the Statements of Net Assets Available for Benefits, include certain invested cash to be used for future purchases of equity securities.

   4.  Contributions

       The Thrifts quarterly return on equity resulted in the following estimated average employer matching contributions (for those participants contributing at least 5%) and employer profit sharing contributions.
                                                    1998           1997
         Employer matching contributions:

            First Federal                            5.00%          4.38%
            Peoples Federal                          3.75%          3.75%

         Employer profit sharing contributions:
            First Federal                            6.00%          5.25%
            Peoples Federal                          4.50%          4.50%

       These estimates represent the multiplication of the average return on beginning equity percentages (in accordance with the schedule in Note 1.B.) times the 5% maximum matching percentage and 6% profit sharing percentage, respectively.

       Contributions receivable at December 31, 1998 and 1997 represent the employer s matching and profit sharing contributions for the previous fourth quarter.

   5.  Related Party Transactions

       The Trustees select the investment options available to the participants. Officers of the Company initiate transactions to purchase and sell common stock of the Company and purchase and redeem certificates of deposit for the Plan. Common stock transactions are at market value by registered investment brokers.

       Expenses incurred in connection with the administration of the Plan are paid by the Plan. Administrative expenses paid by the Plan during 1998 and 1997 amounted to $76,112 and $52,976, respectively.

   6.  Tax Status

       The Internal Revenue Service has previously informed the Plan's administrators that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code, and of the exempt status of the trust under Section 501(a) of the Code.

       The Plan obtained its latest determination letter on May 20, 1996 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The IRS has extended until the last day of the first year beginning on or after January 1, 2000, the remedial amendment period for amending plans that are qualified under Section 401(a) for changes made by the Small Business Job Protection Act of 1996 and for other recent changes in the law. Prior to the expiration of the remedial period, the Company intends to amend the Plan so that the form of the Plan will comply with the applicable requirements of the Internal Revenue Code. Further, the continued qualification of the Plan is dependent on its effect in operations. The Plan administrator and the Plan s legal counsel believe that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and that related trust was tax exempt as of the financial statement date.

   7.  Amendments to the Plan

       In connection with the Company s acquisition of Investors Savings Bank of S.C. (Investors) on November 7, 1997, the Plan was amended effective January 1, 1998, to admit as participants on January 1, 1998 any Investors employees as of October 15, 1997, who were employed by the Company on December 31, 1997. All previous qualifying service with Investors qualified as service under the Plan for vesting purposes.

       Also effective July 1, 1997 special eligibility provisions permitted certain part-time employees to participate in the Plan.

   8.  Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                                      FIRST FINANCIAL HOLDINGS, INC.
                                           SHARING THRIFT PLAN
                                                Schedule I
                              Assets Held for Investment Purposes - Item 27a
                                            December 31, 1998

         Identity of issue, borrower,                                                        Current
           lessor, or similar party             Description of investment        Cost         Value
   Cash on deposit with:
       First Federal or Peoples Federal(1)   4.3% Interest-bearing deposits  $   112,302  $   112,302

   Mutual Funds (2):
       Fidelity Puritan Fund                        428,732 Units              7,541,278    8,604,513
       Fidelity Intermediate Bond Fund               31,605 Units                301,845      324,429
       Fidelity Value Fund                          108,942 Units              4,349,696    5,049,409
       Fidelity Freedom                                  69 Units                   -             766
       Fidelity Freedom 2000                             77 Units                   -             959
       Fidelity Freedom 2010                          1,096 Units                   -          14,663
       Fidelity Freedom 2020                          5,850 Units                   -          81,661
       Fidelity Freedom 2030                          6,319 Units                   -          87,956

   Certificates of deposit:
       First Federal or Peoples Federal(1)                                     2,938,776    2,938,776

   Common stock:
       First Financial Holdings, Inc.(1)     828,436 Shares of common stock    7,276,306   15,740,291

         Total investments on balance sheet                                   22,520,203   32,955,725

   Loans due from participants               Bearing various interest rates
                                             and maturities                      430,887      430,887

            Total investments                                                $22,951,090  $33,386,612

   (1) Parties-in-interest to the Plan.
   (2) For purpose of this schedule, cost data for mutual funds is defined as the market value at the beginning of the year.  Original cost information is not available for mutual funds.

   See accompanying report of independent auditors.

                                      FIRST FINANCIAL HOLDINGS, INC.
                                           SHARING THRIFT PLAN
                                               Schedule II
                              Schedule of Reportable Transactions - Item 27d
                                       Year Ended December 31, 1998

                                                                                    Sales
                                                                                            Net Gain
    Identity of Party Involved    Description of Assets   Purchases    Proceeds     Cost      (Loss)
   First Federal or
      Peoples Federal(1)        Certificates of deposits $   705,000  $ 945,139  $ 945,139       -
   First Financial Holdings(1)  Common Stock             $ 1,396,598  $ 267,489  $  81,421  $ 186,068


   (1)Parties-in-interest to the Plan

   See accompanying report of independent auditors.

                                    SIGNATURE
       Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              First Financial Holdings, Inc.
                              Sharing Thrift Plan

   Date:  June 28, 1999       By: /s/ Susan Baham
                                 Susan Baham
                                 Member of The First Financial Holdings, Inc.
                                 Sharing Thrift Plan Trustees

                         CONSENT OF INDEPENDENT AUDITORS



   The Plan Trustees
   First Financial Holdings, Inc. Sharing Thrift Plan

   We consent to the incorporation by reference in the Registration Statement No. 33-22837 on Form S-8 pertaining to the First Financial Holdings, Inc. Sharing Thrift Plan of our report dated June 25, 1999 with respect to the financial statements of the First Financial Holdings, Inc. Sharing Thrift Plan included on this Annual Report (Form 11-k) for the year ended December 31, 1998.




   /s/ MCLAIN, MOISE & ASSOCIATES, PC


   Charleston, South Carolina
   June 28, 1999